SUMITOMO METAL INDUSTRIES, LTD.

TRITON SQUARE OFFICE TOWER Y, 8-11, HARUMI 1-CHOME, CHUO-KU, TOKYO 104-6111, JAPAN

PHONE +81-3-4416-6103
FAX +81-3-4416-6798

July 31, 2008

The United States Securities and Exchange Commission
Office of International Corporate Finance
Room 3099
Mail Stop 3-7
450 Fifth Street, Northwest
Washington, DC 20549
U.S.A.

Rule 12g3-2(b) Exemption of Sumitomo Metal Industries, Ltd.

File No. 82-3507

Dear sirs,

In connection with Sumitomo Metal Industries, Ltd.'s exemption, pursuant to Rule 12g3-2(b), from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find the following information:

1. Press Release dated July 31, 2008 (Financial Situation and Business Results for the First Quarter of FY 2008 (ending March 31, 2009))

Very truly yours,

Masato Hoshi

Masato Hoshi
Manager
Investor Relations Group
Sumitomo Metal Industries, Ltd.

Cc: The Bank of New York

Sumitomo Metal Industries, Ltd.

Financial Situation and Business Results

for the First Quarter of FY 2008 (ending March 31, 2009)

The following information was originally prepared and published by the Company in Japanese. This English excerpts translation is being provided for your convenience only. To the extent there is any discrepancy between English translation and the original Japanese version, please refer to the Japanese version.

Financial information was prepared in accordance with generally accepted accounting principles in Japan.

Company name	: Sumitomo Metal Industries, Ltd.
Listed on	: Tokyo, Osaka, Nagoya, Sapporo and Fukuoka Stock Exchange
Code number	: 5405
URL	: http://www.sumitomometals.co.jp/
Contact	: Toshifumi Matsui, Manager, Public Relations Group Phone +81-3-4416-6115

(Omitting the figures below million yen)

1. Highlights of Consolidated Financial Results for the First Quarter (April 1st - June 30th) of FY 2008

(1) Consolidated Statements of Income (%: change from the previous year)

	Net Sales		Operating profit		Recurring profit		Net income for the quarter	
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
First Quarter of FY 2008	452,240	—	62,117	—	74,465	—	43,493	—
First Quarter of FY 2007	406,349	8.9	65,836	5.3	75,284	8.8	44,839	7.9

	Net income for the quarter per share	Net income for the quarter per share after dilution
	Yen	Yen
First Quarter of FY 2008	9.38	—
First Quarter of FY 2007	9.70	—

(2)Consolidated Balance Sheets

	Total assets	Net assets	Equity ratio	Net assets per share
	Million yen	Million yen	%	Yen
First Quarter of FY 2008	2,529,906	991,256	37.3	203.41
First Quarter of FY 2007	2,418,310	949,303	37.3	194.43

(Note) Shareholders' Equity: First quarter of FY 2008 - 943,568 Million yen
First quarter of FY 2007 - 901,946 Million yen

2. Dividends

(Record Date)	Dividends per share: End of First Quarter	End of Second Quarter	End of Third Quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY 2007	–	5.00	–	5.00	10.00
FY 2008	–	———	———	———	———
FY 2008(Target)	———	5.00	–	5.00	10.00

(Note) Change in Dividends target for FY 2008 during the first quarter under review: None

3. Target of Consolidated Financial Results for FY 2008 (April 1, 2008 - March 31, 2009)

(%: change from previous year)

	Net Sales		Operating profit		Recurring profit		Net income		Net income per share
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
1st Half ending Sept. 30, 2008	970,000	–	100,000	–	115,000	–	75,000	–	16.17
Yearly total	2,060,000	18.1	230,000	(16.2)	250,000	(16.2)	160,000	(11.4)	34.49

(Note) Change in target of consolidated financial results for FY 2008 during the first quarter under review: Yes

4. Other

(1) Changes in material subsidiaries within the term. (Changes in specific subsidiaries affecting the scope of consolidation.): None

(2) Adoption of accounting method which is simplified or is peculiar to quarterly consolidated financial statements.: Yes

(Note) Please refer to "4. Others" in 【Qualitative Information and Financial Statements, etc.】 on page 5.

(3) Changes in principle/procedure of accounting method and presentation, etc. related to the preparation of quarterly consolidated financial statements. (Items noted to be noted as changes related to the matter which is material to be a basis of preparing quarterly consolidated financial statements.):

① Changes following the revision of accounting standards, etc.: Yes

② Changes other than ①: Yes

(Note) Please refer to "4. Others" in 【Qualitative Information and Financial Statements, etc.】 on page 5.

(4) Number of issued shares (common stock)

① Number of shares of common stock issued at the end of the period(including treasury shares)

First quarter of FY 2008: 4,805,974,238 shares

First quarter of FY 2007: 4,805,974,238 shares

② Number of treasury shares at the end of the period

First quarter of FY 2008: 167,275,824 shares

First quarter of FY 2007: 167,067,695 shares

③ The average number of shares of common stock issued during the period

First quarter of FY 2008: 4,638,807,175 shares

First quarter of FY 2007: 4,621,653,605 shares

1. The forecasts or targets included in this document reflect the company's current beliefs and are based upon information currently available to it. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause the company's actual results, performance or achievements to differ from those expressed in, or implied by, such forward-looking statements. Please be advised that developments subsequent to this document are likely to cause these forward-looking statements to become outdated with the passage of time. Sumitomo Metal Industries, Ltd. assumes no obligation to update its forward-looking statements or to advise of any changes in the assumptions and factors on which they are based. With regard to assumptions of target of financial results and matters to be attended in using the target figures, please refer to "3. Qualitative Information on Target of Consolidated Financial Results" in 【Qualitative Information and Financial Statements, etc.】 on page 5.
2. Starting from the current fiscal year, the quarterly consolidated financial statements are being prepared in accordance with ASBJ (the "Accounting Standards Board of Japan") Statement No. 12 "Accounting Standard for Quarterly Financial Reporting" (ASBJ Accounting Standard No. 12, effective March 14, 2007) and ASBJ Statement No. 14 "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Accounting Standard Implementation Guidance No. 14, effective May 15, 2007).

【Qualitative Information and Financial Statements etc.】

1. Qualitative Information on Consolidated Business Results

(Overall review)

During the first quarter under review (April 1, 2008 to June 30, 2008), steel demand in general continued to be firm both in domestic and foreign markets. Demand for high-end steel products in areas such as the energy, automotive and other sectors, in which Sumitomo Metals Group focuses its efforts, also remained high and our production and sales continued at a high level.

Given the strong demand for steel, price of raw materials, such as iron ore and coal, surged at an unprecedented rate creating a huge cost to us. In order to cope with this situation, we have made every effort to reduce our costs as well as to improve our sale prices by seeking the kind understanding from our customers.

As a result, our Group's business performance on a consolidated basis for the first quarter under review was 452.2 billion yen in net sales, 62.1 billion yen in operating profit and 74.4 billion yen in recurring profit and 43.4 billion yen in net income.

(Performance by segment)

The business performance by segment on a consolidated basis for the first quarter under review is described in the following table.

(Billion yen)

	Net sales	Operating profit
* Steel business	424.7	63.8
Pipe & Tube	170.6	
Steel Sheet & Plate	166.6	
Railway & Automotive	25.6	
Kokura	41.8	
Naoetsu	11.5	
Other	8.3	
Engineering business	2.1	(0.1)
Electronics business	15.9	0.1
Other	9.3	(1.6)
Corporate or eliminations	–	(0.0)
Total	452.2	62.1

* Pipe & Tube: Pipe & Tube Company

Steel Sheet & Plate: Steel Sheet, Plate & Structural Steel Company

Railway & Automotive: Railway, Automotive & Machinery Parts Company

Kokura: Sumitomo Metals (Kokura), Ltd.

Naoetsu: Sumitomo Metals (Naoetsu), Ltd.

(Business performance during the first quarter under review by segment)

①Steel business

Our steel business has been working to achieve our basic policy of accelerating distinctiveness and increasing corporate value through sustainable growth with an optimum balance between quality and scale.

During the first quarter under review, at the end of June, we completed the investment at the Pipe & Tube Company's Wakayama Steel Works and Amagasaki Steel Tube Works to increase the production of high-end seamless pipes. These new facilities, when fully online, will boost our annual production capacity of seamless pipes, particularly super-high-end and other high-alloy OCTG (Oil Country Tubular Goods), by 100,000 tons per year.

②Engineering business, electronics business and other

These businesses have continued to select and focus on their core competencies to enhance corporate value.

2. Qualitative Information on Financial Condition

As of June 30, 2008, total assets were 2,529.9 billion yen, an increase of 111.5 billion yen compared to that of March 31, 2008. Net assets were 991.2 billion yen, an increase of 41.9 billion yen compared to that of March 31, 2008, and equity ratio was 37.3%. Consolidated debt was 924.4 billion, an increase of 40.5 billion yen compared to March 31, 2008, as we used the debt proceeds to fund payments such as corporate taxes and dividends and to make active investments in plant and equipment in our efforts to accelerate our distinctiveness.

3. Qualitative Information on Target of Consolidated Financial Results

Because we will continue to make every effort to reduce cost and improve our sale prices in order to cope with an unprecedented surge in the price of raw materials, we have revised our target for FY 2008 to net sales of 2,060 billion yen, operating profit of 230 billion yen, recurring profit of 250 billion yen and net income of 160 billion yen.

4. Others

(1) Changes in material subsidiaries during the fiscal quarter (Changes in specific subsidiaries affecting the scope of consolidation):

Not applicable.

(2) Adoption of accounting method which is simplified or is specific to the preparation of quarterly consolidated financial statements:

Simplified accounting method has been adopted as follows:

①Valuation of inventory

With respect to inventory at the end of the fiscal quarter, we generally do not perform physical

inventory but apply a reasonable calculation method derived from the physical inventory performed at the end of the preceding fiscal year.

②Depreciation of fixed assets

In the event the fixed rate depreciation method is adopted as the depreciation method, we calculate the pro rata amount of depreciation for the fiscal quarter derived from the depreciation amount for the fiscal year.

③Corporate and other income taxes, deferred tax assets and deferred tax liabilities

- With respect to the recognition of tax returns of corporate and other income taxes, we apply a calculation method, which limits the adjustment items between taxes amount based on the financial statements and taxable amount, and the tax deduction items to material items,
- With respect to judgments on the realizability of deferred tax assets, we apply a calculation method, which relies on financial projections and tax planning used in the financial statements of the preceding fiscal year after confirming that there has been no significant change in both business environment and temporary differences following the end of the preceding fiscal year, or
- With respect to the realizability of deferred tax assets, we base our judgment on, among other things, items from the financial projections and tax planning used in the financial statements of the preceding fiscal year after reflecting any significant change in business environment and temporary differences if we recognize that there was such significant change as necessary following the end of the preceding fiscal year or other methods.

(3) Changes in principles, procedures, presentation etc. of accounting method related to the preparation of quarterly consolidated financial statements:

①Adoption of "Accounting Standard for Quarterly Financial Reporting" and "Implementation Guidance on Accounting Standard for Quarterly Financial Reporting".

Starting from the current fiscal year, ASBJ Statement No. 12 "Accounting Standard for Quarterly Financial Reporting" (ASBJ Accounting Standard No. 12, effective March 14, 2007) and ASBJ Statement No. 14 "Guidance on Accounting Standard for Quarterly Financial Reporting" (ASBJ Accounting Standard Implementation Guidance No. 14, May 15, 2007) have been implemented. The quarterly consolidated financial statements are prepared in accordance with "The Rules for Quarterly Financial Reporting".

②Changes in evaluation standards and methods for material assets

Inventory Assets

As for inventory assets held for sale in the course of ordinary business, we had previously calculated asset value mainly based on the weighted average method. Starting from the first quarter under review, however, in accordance with the implementation of ASBJ Statement No. 9 "Accounting Standard for Inventory Evaluation" (ASBJ Accounting Standard No.9, effective July 5, 2006), the inventory value has been mainly calculated based on weighted average

method (book-entry devaluation method based on the decrease in profitability is used with respect to balance sheet values).

As a result, our operating profit, recurring profit and net income for the quarter each decreased by 2,529 million yen.

③Changes in accounting methods for material lease transactions

With regard to finance leases with no transfer of ownership, the Company and its domestic subsidiaries had previously adopted the accounting method based on the method for ordinary lease transactions. However, starting from the first quarter under review, given that the ASBJ Statement No. 13 "Accounting Standard for Lease Transaction" (ASBJ Standard No. 13 (effective June 17, 2003 (No. 1 Committee on Corporate Accounting), amended March 30, 2007), ASBJ Statement No. 16 "Guidance on Accounting Standard for Lease Transaction" (ASBJ Accounting Standard Implementation Guidance No.16, effective March 30, 2007) have become applicable to quarterly consolidated financial statements for fiscal years starting after April 1, 2008, these accounting principles have been adopted starting from the first quarter under review and accounting principles for ordinary sales transactions have been applied. In addition, with respect to the depreciation method on leased assets in connection with financial leases with no transfer of ownership, the straight-line method over the lease period equal to durable year with no residual value has been adopted.

However, with regard to lease transactions with no transfer of ownership which were entered into before April 1, 2008, the Company and its domestic subsidiaries have continued to apply the method for ordinary lease transactions.

The impact on a quarterly consolidated financial statements from these changes is insignificant.

④Adoption of "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements"

Starting from the first quarter under review, "Practical Solution on Unification of Accounting Policies Applied to Foreign Subsidiaries for Consolidated Financial Statements" has been adopted. There is no impact by this change on operating profit, recurrent profit nor net income for the quarter before taxes and minority interests.

5. Consolidated financial statements

(1) Consolidated Balance Sheets

(Million yen)

Items	At the end of First Quarter Under Review (As of June 30, 2008)	Summarized Balance Sheet at the end of Previous FY (As of March 31, 2008)
(Assets)		
Current Assets:	738,737	677,764
Cash and deposits	22,176	16,732
Trade notes and accounts receivable	183,476	175,144
Finished products	79,456	77,687
Semi-finished products	122,905	112,722
Raw materials and supplies	229,032	209,023
Work in process	48,930	39,369
Other	52,990	47,287
Allowance for bad debts	(230)	(202)
Fixed assets:	1,791,169	1,740,545
Tangibles	1,109,229	1,106,183
Machinery equipment and transportation equipment (net)	400,193	393,154
Land	344,296	345,579
Others (net)	364,739	367,450
Intangibles	4,805	4,760
Investment and other assets	677,134	629,601
Investments in securities	618,365	580,156
Others	59,847	50,488
Allowance for bad debts	(1,079)	(1,044)
Total assets	2,529,906	2,418,310
(Liabilities)		
Current liabilities:	777,818	781,903
Trade notes and accounts payable	388,307	331,846
Short－term borrowings	235,636	219,964
Others	153,873	230,092
Fixed liabilities	760,832	687,103
Bonds	170,647	134,658
Long-term borrowings	501,667	478,765
Accrued pension cost	24,149	24,975
Allowance for special repairs	212	224
Others	64,154	48,479
Total liabilities	1,538,650	1,469,007

(Million yen)

Item	At the end of First Quarter Under Review (As of June 30, 2008)	Summarized Balance Sheet at the end of the Previous FY (As of March 31, 2008)
(Net Assets)		
Shareholders' equity:	883,956	863,754
Capital stock	262,072	262,072
Capital surplus	61,829	61,829
Retained earnings	650,364	630,063
Treasury stock, at cost	(90,310)	(90,210)
Valuation and translation adjustments:	59,612	38,191
Unrealized gain on available-for-sale securities	56,904	35,403
Deferred losses on derivatives under hedge accounting	(362)	(1,162)
Land revaluation surplus	11,627	11,561
Foreign currency translation adjustments	(8,556)	(7,611)
Minority interests	47,687	47,356
Total net assets	991,256	949,303
Total liabilities and net assets	2,529,906	2,418,310

(2) Consolidated Statements of Income

(Million yen)

Items	First Quarter Under Review (Summarized) (April 1, 2008 - June 30, 2008)	<Reference> First Quarter of the Previous FY (Summarized) (April 1, 2007 - June 30, 2007)
Net Sales	452,240	406,349
Cost of sales	(356,029)	(305,659)
Gross profit	96,210	100,690
Selling, general and administrative expenses	(34,093)	(34,853)
Operating profit	62,117	65,836
Non operating income	21,040	19,029
Equity in earnings of unconsolidated subsidiaries and associated companies	10,132	12,010
Other non operating income	10,907	7,019
Non operating expenses	(8,691)	(9,581)
Interest expense	(3,846)	(3,426)
Other non operating expenses	(4,844)	(6,154)
Recurring profit	74,465	75,284
Non-recurring income	—	6,903
Non-recurring loss	—	(6,438)
Income before income taxes and minority interests	74,465	75,750
Income taxes	(29,655)	(30,026)
Minority interests	(1,316)	(884)
Net income	43,493	44,839

(3) Consolidated Statement of Cash Flows

(Million yen)

	First Quarter Under Review (Summarized) (April 1, 2008 - June 30, 2008)	<Reference> First Quarter of the Previous FY (Summarized) (April 1, 2007 - June 30, 2007)
Operating activities:		
Income before income taxes and minority interests	74,465	75,750
Adjustments for:		
Depreciation and amortization	26,373	23,137
Equity in (earnings) losses of unconsolidated subsidiaries and associated companies	(10,132)	(12,010)
(Increase) decrease in receivables	(8,343)	11,561
(Increase) decrease in inventories	(41,372)	(44,532)
Increase (decrease) of payables	56,592	41,505
Other, net	(15,676)	(2,396)
Income taxes paid	(52,700)	(60,661)
Net cash provided by operating activities	29,205	32,354
Investing activities:		
Acquisition of property, plant and equipment and other assets	(39,618)	(42,280)
Other, net	3,118	1,830
Net cash used in investing activities	(36,499)	(40,450)
Financing activities:		
Increase (decrease) in borrowing, debt and commercial paper	40,565	71,409
Dividends paid	(23,195)	(20,882)
Others, net	(4,829)	(44,940)
Net cash used in financial activities	12,541	5,587
Foreign currency translation adjustments on cash and cash equivalents	174	676
Net increase (decrease) in cash and cash equivalents	5,421	(1,831)
Cash and cash equivalents at beginning of year	16,669	13,020
Cash and cash equivalents increase by change of consolidated subsidiaries	7	318
Cash and cash equivalents at end of period	22,098	11,507

(4) Notes on going concern assumption:
Not applicable.

(5) Segment Information

①Segment information by business sector

First Quarter under Review (April 1, 2008 - June 30, 2008)

(Million yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or eliminations	Consolidated
Sales to customers	424,747	2,159	15,948	9,384	452,240	—	452,240
Intersegment sales	200	16	—	4,641	4,858	(4,858)	—
Total sales	424,948	2,176	15,948	14,026	457,098	(4,858)	452,240
Operating profit (loss)	63,828	(160)	103	(1,628)	62,142	(25)	62,117

<Reference> First Quarter of Previous FY (April 1, 2007 - June 30, 2007)

(Million yen)

	Steel	Engineering	Electronics	Other	Total	Corporate or eliminations	Consolidated
Sales to customers	380,315	3,162	14,243	8,628	406,349	—	406,349
Intersegment sales	140	—	—	4,194	4,334	(4,334)	—
Total sales	380,456	3,162	14,243	12,822	410,684	(4,334)	406,349
Operating profit (loss)	65,541	(172)	(174)	668	65,862	(26)	65,836

(Notes) Method for identifying business sectors and major products classified to each sector

1 Method for identifying business sectors

Each business sector is determined based on similarities in characteristics of products and market as well as operational structure of each internal company within our internal company system.

2 Major products for respective segments

Segment	Major products etc.	
Steel	Steel sheets and plates	Steel plates for structural uses, steel plates for low-temperature service, steel plates for line pipe, high-tensile-strength steel plates and sheets, hot strip, cold strip, electro-magnetic steel sheets, hot-dip galvanized steel sheets, electrolytic galvanized steel sheets, pre-painted steel sheets, pre-coated steel sheets, stainless steel precision rolled strips, pure nickel sheet etc.
	Construction materials	H-shapes, fixed outer dimension H-shapes, lightweight welded beams, sheet piles, steel pipe piles etc.
	Steel tubes and pipes	Seamless steel tubes and pipes, electric resistance welded tubes and pipes, large-diameter arc-welded pipes, hot ERW, specially shaped tubes, various coated tubes and pipes, stainless steel tubes and pipes etc.
	Steel bars and wire rods	Mechanical structural quality wire rods, cold heading quality wire rods, spring quality bar, machining steel, bearing steel, steel cord quality wire rods, stainless bar and wire rods etc.
	Railway, automotive, and machinery parts	Wheels, axles, bogie trucks, gear units for electric cars, couplers etc.
	Steel castings and forgings	Die forged crankshafts, materials for mold, aluminum wheels, flange for transmission tower, crane wheels, rolls etc.
	Semi-finished iron products	Steel billets and slabs, pig iron for steel making etc.
	Others	Titanium products, steel making technology, electric power, land and sea transport of steel materials, maintenance of machinery and facilities, pipelines, energy plant etc.
Engineering	Steel bridge, materials for civil engineering etc.	
Electronics	IC packages, electronic modules etc.	
Other	Lease and sale of real estate, research and testing specializing in materials analysis and evaluation etc.	

②Segment information by location

First Quarter under Review (April 1, 2008 - June 30, 2008)

Segment information by sector is not stated as sales revenue of domestic entities accounts for more than 90% of our total sales revenue.

③Overseas sales

First Quarter under Review (April 1, 2008 - June 30, 2008)

	Asia	Others	Total
Ⅰ Overseas Sales (Million yen)	141,282	41,827	183,110
Ⅱ Consolidated Sales (Million yen)			452,240
Ⅲ Percentage of Overseas Sales in Consolidated Sales (%)	31.2	9.3	40.5

(Note) Method of classifying countries or areas, and major countries or areas classified to each region.

1 Method for classifying countries or areas

Countries or areas are classified based on geographical proximity.

2 Major countries or areas classified to each region

Asia····China, South Korea, Southeast Asia, the Middle and Near East etc.

(6) Notes on any significant change in shareholders' equity

Not applicable.

Supplementary Information on Financial Results for First Quarter of FY 2007

1. Japan crude steel production

Million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY 2006	29	29	58	30	30	60	118
FY 2007	30	30	60	31	31	62	122
FY 2008 (Forecast)	31	–	60(approx.)	–	–	61(approx.)	121(approx.)

2. Sumitomo Metals' crude steel production (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)

Million tons

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY 2006	3.29	3.38	6.67	3.34	3.37	6.71	13.38
FY 2007	3.21	3.40	6.61	3.52	3.49	7.01	13.62
FY 2008 (Target)	3.50	–	7.00(approx.)	–	–	7.00(approx.)	14.00(approx.)

3. Export ratio (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)

Value basis %

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY 2006	46	46	46	46	47	47	46
FY 2007	46	46	46	44	44	44	45
FY 2008 (Target)	44	–	44(approx.)	–	–	44(approx.)	44(approx.)

4. Foreign exchange rate

Yen/US$

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY 2006	114	116	115	118	120	119	117
FY 2007	121	118	119	114	105	109	114
FY 2008 (Target)	105	–	105(approx.)	–	–	105(approx.)	105(approx.)

5. Consolidated exposure to foreign exchange fluctuations

FY 2007	FY 2008 forecast
Excess receipt of 1.6 billion US$ per year	Excess payment of 0.9 billion US$ per year

6. Average price of steel products (including Sumitomo Metals (Kokura), Ltd., Sumitomo Metals (Naoetsu), Ltd. and Sumikin Iron & Steel Corporation)

Thousand yen/ton

	1st quarter	2nd quarter	1st half	3rd quarter	4th quarter	2nd half	Total
FY 2006	95.5	97.9	96.7	100.1	106.2	103.2	100.0
FY 2007	102.3	108.8	105.6	107.3	104.3	105.8	105.7
FY 2008 (Target)	110.1	–	116(approx.)	–	–	129(approx.)	122(approx.)

7. FY 2008 target for non-consolidated figures

Billion yen

	1st half of FY 2008		FY 2008	FY 2008
	Result for 1st quarter	Target for 1st half	Target for full year	Previous target for full year
Sales	297.9	625.0(approx.)	1,340.0(approx.)	1,290.0(approx.)
Operating profit	45.2	70.0(approx.)	145.0(approx.)	130.0(approx.)
Recurring profit	66.7	90.0(approx.)	160.0(approx.)	135.0(approx.)
Net income	46.0	60.0(approx.)	100.0(approx.)	90.0(approx.)

8. Consolidated segment information

Billion yen

	Target for 1st half of FY 2008		Target for FY 2008	
	Sales	Operating profits (losses)	Sales	Operating profits (losses)
Steel	915.0(approx.)	100.0(approx.)	1,940.0(approx.)	226.0(approx.)
Engineering	4.0(approx.)	(0.5)(approx.)	10.0(approx.)	(1.0)(approx.)
Electronics	31.0(approx.)	1.0(approx.)	65.0(approx.)	2.5(approx.)
Other	20.0(approx.)	(0.5)(approx.)	45.0(approx.)	2.5(approx.)

<Sales by internal companies of steel segment>

Billion yen

	FY 2008		FY 2008
	Result for 1st quarter	Target for 1st half	Target for full year
Steel sheet, plate & structural steel company	166.6	370.0(approx.)	780.0(approx.)
Pipe and tube company	170.6	355.0(approx.)	770.0(approx.)
Railway, automotive & Machinery parts company	25.6	56.0(approx.)	120.0(approx.)
Sumitomo Metals(Kokura)	41.8	94.0(approx.)	190.0(approx.)

9. Debt (as of the end of the month)

Billion yen

	March 2008	June 2008	Target September 2008	Target March 2009
Consolidated	883.8	924.4	940.0(approx.)	980.0(approx.)
Non consolidated	800.4	839.2	860.0(approx.)	905.0(approx.)

10. Analysis of consolidated recurring profit

·Foreign exchange (TTM) assumption:

105 Yen/US$ (first quarter of FY 2008) ← 121 Yen/US$ (first quarter of FY 2007)

Billion yen

	First quarter of FY 2008	First quarter of FY 2007	Increase/(Decrease)
Consolidated recurring profit	74.4	75.2	(0.8)

Positive impact		Negative impact	
Cost improvement	8.0	Raw materials	(56.5)
Profit from valuation	2.0	Fixed costs	(2.0)
Absence of replacement of blast furnace	5.0	Equity in earnings of unconsolidated subsidiaries	(2.0)
Improvement in sales mix, prices	44.7		
Total	59.7	Total	(60.5)
Total: (0.8)			

(Conclude)

END